ALTI Private Equity Access Fund

December 19, 2022

VIA EDGAR AND OVERNIGHT MAIL

Kenneth Ellington, Staff Accountant

Division of Investment Management, Accounting Division

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALTI Private Equity Access Fund (the “Fund”)
Registration Statement on Form N-2 File Nos. 333-235545, 811-23501

Dear Mr. Ellington:

This letter is in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on December 19, 2022 regarding a Registration Statement on Form N-2 (the “Registration Statement”) relating to the ALTI Private Equity Access Fund (the “Fund”).

The following sets forth the Staffs comments and the Fund’s responses thereto.

1.	Please confirm that the aggregators and/or deal series vehicles will be relying on either the 3(c)(l) or 3(c)(7) exemption.

The Fund hereby confirms to the Staff that the aggregators and/or deal series vehicles will be relying on either the Section 3(c)(1) or 3(c)(7) exemption from the registration requirements under the Investment Company Act of 1940, as amended.

2.	The disclosure on page 30 of the SAl states that the adviser will value an investment initially at cost. Please update and clarify in the SAl that the Fund will fair value its investments and in certain circumstances (e.g., initial acquisition) such fair value may approximate cost until more detailed valuations are provided by the private equity investor or additional market information is available.

The Fund hereby informs the Staff that the vast majority of its investments will be in private companies where the Fund will not be able to make a fair value assessment until additional and sufficient information is provided to the Adviser by the Private Equity Investor. As a result, the Advisor will value an investment initially at cost until more detailed valuations are provided by the Private Equity Investor or additional market information is publicly available.

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Consequently, an investment may be valued at cost by the Fund for an extended period if market information is not available to the Adviser in order to determine a fair value assessment for the given investment. We are happy to schedule a call with the Staff to discuss further if helpful.

Should you have any questions regarding this letter, please contact me at (212) 506-2275.

Sincerely,

/s/ Anna T. Pinedo, Esq.

Anna T. Pinedo, Esq.

Cc: Joseph Bonvouloir

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